UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)      [X] Form 10-K      [  ] Form 20-F      [  ] Form 11-K      [  ] Form 10-Q      [  ] Form N-SAR

For Period Ended: December 31, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
PacificNet Inc.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
23/F, Tower A, Timecourt, No. 6 Shugang Xili
City, State and Zip Code
Chaoyang District, Beijing, China 100028

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In February 2007, the Company engaged a new independent registered accountant and hired a new Chief Financial Officer. Due to these changes, the audit of the Company’s books and records for the year ended December 31, 2006 is taking longer than expected. As a result of the foregoing, the Company could not finalize its financial statements within the prescribed time period

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mitchell S. Nussbaum, Esq.	212	407-4159
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We previously disclosed on a Form 8-K filed on November 28, 2006, that we terminated our Sale and Purchase Agreement with ChinaGoHi due to ChinaGoHi’s inability to obtain the approval of, and get the necessary license to operate from the China Securities Regulatory Commission. Based on the foregoing, our financial statements for the fiscal year ended December 31, 2006, will differ significantly from the previous fiscal year ended December 31, 2005, as there will be no earnings reported for ChinaGoHi for the fourth quarter of 2006.

PacificNet Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: April 2, 2007	By: /s/ Victor Tong Name: Victor Tong Title: President